Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

The following message was sent to all CME employees:

Dear Team:

We are very pleased to share with you a copy of an editorial that appeared in yesterday’s Wall Street Journal entitled “The Future of Futures.” The editorial echoes several of the key points we have been making related to our proposed merger with the Chicago Board of Trade including:

•	Exchange consolidation is a necessity that will create efficiencies for investors

•	Increased competition in global exchange markets is lowering trading costs, improving liquidity and forcing continued innovation

•	80 percent of derivatives transactions are handled by banks in over-the-counter (OTC) transactions rather than by exchanges

•	The Department of Justice cannot adopt a static view of competition in such dynamically changing global financial markets

•	CME and CBOT, or CBOT and ICE markets are complimentary rather than competitive substitutes

•	Archipelago/NYSE and ISE/CBOE are examples of how increased competition can shift liquidity; same pressures exist in futures markets

•	The competitive field for CME/CBOT now includes NYSE/Euronext, European exchanges, NYMEX, ISE, the Philadelphia Stock Exchange and the American Stock Exchange – all of which have derivatives businesses they are trying to grow

•	Blocking either merger will impede the ability of U.S. companies to adapt and thrive in the new global marketplace

Yesterday’s Wall Street Journal editorial is one example that illustrates our messages are being heard and validated. We remain confident that a thorough review and comparison of our proposal and ICE’s will demonstrate that the CME/CBOT merger is superior financially, strategically and operationally. In the meantime, we are gratified that the Wall Street Journal has reinforced the value of exchange consolidation in such a compelling way.

Sincerely,

Craig and Gill

Forward-Looking Statements

This letter may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this letter. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this letter.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. The parties intend to file updated proxy materials in connection with the rescheduled special meetings of shareholders. This letter is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Set forth below is the text of an article, dated April 11, 2007, from the Wall Street Journal that was hyperlinked in the email message:

The Future of Futures

The New York Stock Exchange and Euronext completed their debut as the first trans-Atlantic stock exchange last week, but the bigger news is what NYSE chief John Thain is promising next. The Big Board’s quest to become a player in the derivatives business shows how global and competitive the market for these complex financial instruments has become.

Let’s hope regulators are paying attention, especially as they weigh antitrust concerns surrounding two high-profile takeover bids for the country’s oldest futures market, the Chicago Board of Trade. The CBOT is mulling offers from its Windy City rival, the Chicago Mercantile Exchange (CME), as well as from electronic upstart Intercontinental Exchange (ICE). In today’s cutthroat world of global finance, exchange consolidation is more necessity than choice, and either tie-up would bring efficiencies and opportunity for investors.

* * *

You can bet the CBOT’s competitors realize the stakes, which is why they’ve been fanning antitrust anxieties, hoping to scotch the deal and forestall a tougher competitor. Like Mr. Thain, they can follow the money. Stock markets are crucial to raising capital, but their growth is limited by the number of companies that choose to go public, the economic health of a country, and such regulatory follies as Sarbanes-Oxley.

Derivatives, by contrast, are limited mainly by a lack of imagination. These days, hedge funds and other traders make bets on everything from interest-rate movements to how much snow will fall during ski season. These contracts hold profit potential whether world stock markets are booming or swooning. Global stocks were worth about $50 trillion last year, and bonds $65 trillion. The global value of derivatives contracts? Some $450 trillion, and exploding.

Yet derivatives exchanges are also facing the same pressures as their equity counterparts. For decades, regional exchanges relied on gentlemen’s agreements to defend their turf. But technology has hurdled these walls, allowing competitors to offer services from anywhere on the planet. Markets like the CBOT have had to transform—from membership clubs with floor traders specializing in farm products, into high-tech, electronic exchanges that wheel-and-deal in Treasury futures.

This competition has brought extraordinary benefits to investors by lowering trading costs, but it has also meant exchanges must grow to provide liquidity, develop new products, and seek efficiencies. Also driving the merger wave is the cash that exchanges have mined by becoming public companies themselves—an innovation that itself has brought more accountability. The Chicago Merc’s trailblazing decision to go public in 2002 gave it a competitive edge over the CBOT, putting it in position to offer its $8 billion buyout.

The worry is that all of this will confuse merger regulators, who prefer to focus on local market share. In this case, they’ve been furrowing their brows over the number 85%—the percentage of the market for exchange-traded U.S. futures contracts that a combined CBOT-CME would hold. The concern is that an exchange that large would be able to unilaterally raise trading prices. This fear has given some momentum to ICE’s own $9.7 billion bid, because an ICE-CBOT tie up would have only 33% market share.

This sort of static analysis is better suited to yesterday’s oil and steel trusts than today’s global financial markets. Exchange-traded derivatives are still in their infancy. An estimated 80% of the global derivatives pie isn’t even handled by exchanges but is orchestrated by banks in over-the-counter transactions. U.S. share is also a poor measure of market power because today’s exchange competition is global. One of Mr. Thain’s goals in buying Euronext was to get access to its derivatives business, Liffe, and make it more attractive to U.S. investors.

Different exchanges also specialize in different products. The CBOT thrives in Treasury notes, soybeans, wheat and corn. The Chicago Merc focuses on interest-rate, stock-index and livestock futures. ICE touts contracts in natural gas, oil and sugar. The combination of either exchange with the CBOT would be more complementary than monopolistic, giving traders access to broader ranges of products in one place.

New entrants still face challenges, in particular building liquidity. This was the wall the Deutsche Boerse hit when it launched Eurex US and attempted to poach Treasury futures away from CBOT. New players need a significantly better mousetrap if they want to quickly attract enough market-makers to create real liquidity—and that can be difficult in established markets.

Yet it can happen, and new technology has lowered the barriers to entry. In equity markets, online exchanges like Archipelago began stealing business from the NYSE and forced modernization. The same is happening in derivatives, notably with the 2000 creation of the International Securities Exchange as the first fully electronic U.S. options exchange. ISE’s cheaper and faster service allowed it to steal business from the manual trading floors of its stodgier competitors, and within a few years was competing head-to-head with the Chicago Board Options Exchange.

* * *

It’s this potential that has older players looking to expand now, and the CBOT isn’t alone in its merger ambitions. Mr. Thain is determined to grow his U.S. derivatives book and hasn’t ruled out getting in on the Chicago action. The New York Mercantile Exchange, ISE, the Philadelphia Stock Exchange and the American Stock Exchange all have derivatives businesses that need to grow. European exchanges are also on the hunt for combinations, within their region or through deals in Asia, India or U.S.

All of which means that the best judge of the CBOT’s competing merger offers are its own shareholders, not Beltway meddlers. Regulators may have the power to block a U.S. alliance, but they can’t stop growth in exchanges across the world. They will merely impede the ability of U.S. companies to adapt and thrive in this new global marketplace.